# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pinnacle Acquisition Corp, CIK 0002123955
CUSIP: G7115W109
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 375 South County Road, Suite 220, Palm Beach, Florida (FL), 33480
Date of event which requires filing of this statement: 09/21/2026
Filed by CIK 0002148398
Persons authorized to receive notices and communications: Steven K. Hudson, 375 South County Road, Suite 220, Palm Beach, Florida (FL), 33480, (561) 309-3447

## Reporting persons
- PAC Sponsor, LLC (CIK 0002148398): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 5,225,000; shared voting power 0; sole dispositive power 5,225,000; shared dispositive power 0; aggregate amount beneficially owned 5,225,000 (20.71% of the class)
  Comment: (1) Includes 225,000 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 5,000,000 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-297618). The 225,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one right to receive one-eighth (1/8) of a Class A Ordinary Share upon the consummation of an initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between PAC Sponsor, LLC (the "Sponsor") and the Issuer. Steven K. Hudson, Chairman and Chief Executive Officer of the Issuer, and AVR Capital Holdings, LLC, an affiliate of Andrew Rechtschaffen, a director of the Issuer, are the co-managing members of the Sponsor and control the management of the Sponsor, including the exercise of voting and investment discretion over the securities held by the Sponsor. Mr. Hudson disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Pinnacle Acquisition Corp
Address of issuer's principal executive offices: 375 South County Road, Suite 220, Palm Beach, Florida (FL), 33480
Comment:
Explanatory Note

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 17, 2026 (the "Schedule 13D") relating to the Class A Ordinary Shares and Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares of the Issuer. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On September 21, 2026, 750,000 Class B Ordinary Shares were surrendered for no consideration by the Sponsor and cancelled by the Issuer, pursuant to contractual arrangements under the Founder Share Purchase Agreement with the Issuer, because the underwriters did not exercise their over-allotment option.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) - (c) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Person (on the basis of a total of 25,225,000 Ordinary Shares, including 20,225,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares outstanding, as of September 21, 2026) are as follows:

Amount beneficially owned: 5,225,000

Percentage: 20.71%
Number of shares as to which each person has sole or shared power to vote or dispose:
The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Person (on the basis of a total of 25,225,000 Ordinary Shares, including 20,225,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares outstanding, as of September 21, 2026) are as follows:

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 5,225,000

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 5,225,000

iv. Shared power to dispose or to direct the disposition of: 0

Steven K. Hudson, Chairman and Chief Executive Officer of the Issuer, and AVR Capital Holdings, LLC, an affiliate of Andrew Rechtschaffen, a director of the Issuer, are the co-managing members of the Sponsor and control the management of the Sponsor, including the exercise of voting and investment discretion over the securities held by the Sponsor. Mr. Hudson and AVR Capital Holdings, LLC each disclaim any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions of the Issuer's Ordinary Shares during the 60 days preceding the date of this report, except as described in Items 4 and 6 of this Amendment No.1 which information is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The responses to Items 4 and 5 of this Amendment No. 1 are incorporated by reference into this Item 6.

## Signatures
- PAC Sponsor, LLC: /s/ Steven K. Hudson, Steven K. Hudson, Co-Managing Member (09/23/2026)